UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

BLACKROCK MUNIHOLDINGS INVESTMENT QUALITY FUND

(Name of Issuer)

VARIABLE RATE DEMAND PREFERRED SHARES

(Title of Class of Securities)

09254P702

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center, 100 North Tryon Street,  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,746

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,746

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,746

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,746

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated April 17, 2014 and filed with the SEC on April 28, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated April 20, 2017 and filed with the SEC on April 24, 2017, for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate demand preferred shares ("VRDP Shares") of BlackRock MuniHoldings Investment Quality Fund (the "Issuer").

This Amendment is being filed in relation to (i) the amendment to the Voting Trust Agreement, dated April 17, 2014, (ii) the amendment to the VRDP Shares Fee Agreement, dated June 30, 2011, (iii) the amendment to the VRDP Shares Remarketing Agreement, dated June 30, 2011 and (iv) the extension of the Scheduled Termination Date of the VRDP Shares Fee Agreement and VRDP Shares Purchase Agreement relating to the VRDP Shares of the Issuer.

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by deleting the first and second paragraphs thereto and inserting the following paragraphs in their place:

"The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VRDP Shares owned by BAPFC, on April 17, 2014, BAPFC assigned certain preferred class voting rights on the VRDP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated April 17, 2014, and amended by the Omnibus Amendment to Voting Trust Agreements, dated February 12, 2020, among BAPFC, Lord Securities Corporation, as voting trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the VRDP Shares not assigned to the Voting Trust have been retained by BAPFC. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.

The VRDP Shares will have the benefit of a liquidity purchase obligation at the times and in the manner specified in the VRDP Purchase Agreement, dated as of June 30, 2011, as amended by that certain Amendment to VRDP Purchase Agreement, dated as of April 17, 2014 between The Bank of New York Mellon ("BNY") and Bank of America, N.A., as liquidity provider ("BANA"). Certain agreements are documented in the VRDP Shares Fee Agreement, dated as of June 30, 2011, as amended by that certain (i) Request for Extension of Scheduled Termination Date and Agreement to Extend the VRDP Shares Fee Agreement dated as of March 29, 2012, (ii) Amendment to the VRDP Shares Fee Agreement, dated as of June 25, 2012, (iii) Request for Extension of Scheduled Termination Date and Agreement to Extend the VRDP Shares Fee Agreement, dated as of April 15, 2013, (iv) Amendment to VRDP Shares Fee Agreement, dated as of April 17, 2014, and (v) Amendment to the VRDP Shares Fee Agreement, dated as of February 12, 2020, between the Issuer and BANA. Certain agreements between the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), as remarketing agent for the VRDP Shares are documented in the VRDP Shares Remarking Agreement, dated as of June 30, 2011, as amended by that certain (i) Amendment to VRDP Shares Remarketing Agreement, dated as of April 17, 2014, and (ii) Amendment to the VRDP Shares Remarketing Agreement, dated as of February 12, 2020, between the Issuer and MLPF&S."

Additionally, Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

"Effective as of February 12, 2020, the Scheduled Termination Date of the VRDP Shares Purchase Agreement and the VRDP Shares Fee Agreement has been extended to April 30, 2021."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Limited Power of Attorney
99.13 Omnibus Amendment to Voting Trust Agreements dated February 12, 2020
99.14 Amendment to the VRDP Shares Fee Agreement dated February 12, 2020
99.15 Amendment to the VRDP Shares Remarketing Agreement dated February 12, 2020"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

February 14, 2020	By:	/s/ Ally Pecarro
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

February 14, 2020	By:	/s/ Michael Jentis
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)